

April 1, 2011

Gregory F. Lavelle
Managing Director
Sprott Physical Silver Trust
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada M5J 2J1

> **Re:** **Sprott Physical Silver Trust**
> **Registration Statement on Form F-1**
> **Filed March 9, 2011**
> **File No. 333-172701**

Dear Mr. Lavelle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Independent Auditors' Report of Registered Public Accounting Firm, page F-1

1. It appears that you inadvertently omitted the signature of your auditor from the independent auditors' report included in your prospectus. Please confirm that you received a signed audit opinion and, if so, amend your registration statement to include the signature designation within the opinion.

Part II – Information Not Required in Prospectus

Item 9. Undertakings, page II-1

2. It appears that you have checked the box noting that the securities being registered for resale are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. As such, please revise your

registration statement to include the undertakings required by Item 512(a) of Regulation S-K, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Anthony Tu-Sekine, Esq.
    Seward & Kissel LLP *(via facsimile)*